[Letterhead of Tutor Perini Corporation]

September 10, 2010

Submitted by electronic transmission

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:          Tutor Perini Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 1-6314

Dear Mr. Cash:

This letter is in response to the comments contained in your letter to us, dated August 12, 2010, which we received on August 23, 2010.  For your convenience, we have restated each comment and then provided our response.

Comment:

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies, page 32
Impairment of Goodwill and Other Intangible Assets, Page 34

Comment:

1.
We note your response to our prior comment one.  Please provide us with a more specific and comprehensive discussion regarding how you determined it was appropriate to aggregate all of the business units in your Building Group into a single reporting unit.

Response:

In accordance with ASC 350-20-35-33, a reporting unit is defined as “an operating segment or one level below an operating segment (referred to as a component)”.  We determined each of the following business units to be components of the Building Group operating segment as each constitutes a business, in accordance with the definition contained in ASC 805-10-55-4, and each maintains discrete financial information that is regularly reviewed by the Building Group CEO.

General Contractors:             Specialty Contractors:
Perini Building Company (“PBC”)         Desert Plumbing & Heating (“DPH”)
Rudolph & Sletten (“R&S”)           PowerCo Electric (“PowerCo”)
James A. Cummings (“JAC”)
Keating Building Company (“Keating”)

We evaluated these components of the Building Group operating segment for aggregation in accordance with ASC 280-10-50-11 and ASC 350-20-55.  Our assessment considered each of the following areas in determining whether two or more of the components of the Building Group operating segment have similar economic characteristics such that they should be aggregated into a single reporting unit.

•	Integrated approach to operations –
➢
New work procurement – When evaluating new work opportunities within the Building Group, the Building Group CEO considers several factors in determining which component business unit or joint venture between component business units will pursue the project.  Factors considered include existing relationships with the prospective client, relevant project experience and location of the component business unit.  New work opportunities are often bid as joint ventures between component business units as one business unit may bring a relationship or locally recognized brand name and the other brings a resume of relevant project experience.  For example, we were recently selected to construct a casino project in New York that was bid as a joint venture between Keating (local presence and brand name) and Perini Building Company (nationally recognized leader in casino construction).

➢
Project execution – The Building Group CEO oversees all operations within the group, including the allocation of resources between component business units.  Business unit resources, including personnel and equipment, are frequently shared between each of the component business units in the Building Group operating segment.  Examples of our integrated approach to project execution include the following:

-
Estimating – When pursuing new work opportunities, the team of estimators assembled frequently draws from personnel in more than one component business unit (general and specialty contractors) in order to ensure the appropriate mix of experience and specialized expertise is applied to the estimating process.

-	Equipment – Construction equipment owned by component business units is centrally managed and frequently utilized by other component business units.
-
Project management and construction activities – Based on the specific requirements of a project and availability of personnel, component business units share project management and construction personnel in completion of project work.

-
Specialty contractors – Services performed by our specialty contractors allow the Company to enhance our profit by increasing the portion of work we self-perform on Building Group projects.  Our specialty contractors, which were acquired by the Company in Q3 2008, obtain the substantial majority of their revenue and profit from work performed for general contractors within the Building Group (PBC, R&S, JAC and Keating).  In 2009 and YTD 2010, more than 80% of specialty contractor revenues have been generated from work performed for the Company’s general contractors.  The primary function for our specialty contractors is to support our integrated service approach to Building Group general contractor clients.

•
Nature of products / services – General contractors are engaged by a customer to deliver finished buildings, built to the customer’s specifications.  The nature of services performed by each of the general contractor component business units are the same and include project management, procurement and construction performance.  Each of the component business units construct non-residential buildings in a variety of end markets including but not limited to hotels, casinos, schools, hospitals, transportation facilities, correctional facilities, sports and entertainment facilities, office buildings and parking garages.  Although each building project is unique in design and scope, the nature of services and skills required to perform services are consistent.  Specialty contractors are utilized by general contractors to perform specific portions of the construction activities including electrical, mechanical, plumbing and HVAC.  Services performed by our specialty contractors fall within the scope of services the general contractor is obligated to provide a project owner.  As indicated above, our specialty contractors obtain the substantial majority of their revenue and profit from work performed for general building contractors within the Building Group.

•
Nature of production process – The Company’s approach to the construction process is consistent across all components of the Building Group operating segment (general and specialty contractors).  Despite the unique design of each building we are engaged to construct, the Company’s process for development and project management includes the same basic steps including estimating (materials, labor, schedule, etc.), procurement, construction based performance and project management.

•
Type or class of customer – General contractors all perform services for the owner of a project.  Owners include companies in private industry as well as public agencies.  Each of our component business units perform work for a mix of private industry and public agency owners.  Specialty contractors are engaged by general contractors to perform services to the specification of the owner of a project.  We utilize an integrated approach for services performed on projects in which one of the Company’s general contractors is also engaged and as such we view the project owner as a shared customer between our general contractor and specialty contractors.  All services provided must be accepted by the owner of the project.

•	Method of distribution – Not applicable.

•
Nature of regulatory environment – Each component of the Building Group operating segment (general and specialty contractors) performs construction subject to local and regional building codes.  All business units utilize union labor and abide by regional and national union regulations.

•
Financial Performance – General contractors in the Building Group all consistently achieve similar gross margins and each component business unit has an average forecasted gross margin between 4% and 5%.  Specialty contractors have higher average gross margins than general contractors, due to a greater volume of work that is self-performed rather than subcontracted.  We note that our specialty contractors obtain the substantial majority of their revenue and profit from work performed for general contractors within the Building Group.  In our assessment of the financial performance of a project we take a total project view, based on an integrated service approach, in which the average gross margin for a project is enhanced by the degree of work we are able to self-perform.

•
Recoverability of goodwill from component operations – As indicated above, we utilize an integrated service approach between our general contractors and specialty contractors on our Building Group projects.  Services performed by our specialty contractors allow the Company to enhance our profit by increasing the portion of work we self-perform on Building Group projects.  Our specialty contractors, which were acquired by the Company in Q3 2008, obtain the substantial majority of their revenue and profit from work performed for general contractors within the Building Group (PBC, R&S, JAC and Keating).  In 2009 and YTD 2010, more than 80% of our specialty contractor revenues have been generated from work performed for the Company’s general contractors.  Due to the interdependency of the operations of our specialty contractors with those of our general contractors, we determined that goodwill associated with the specialty contractors is recoverable through the integrated operations of specialty and general contractor component business units.

Based on our analysis of the qualitative and quantitative factors summarized above, including the interdependence between general and specialty contractors, we have concluded that each of the components of the Building Group operating segment have similar economic characteristics and are appropriately aggregated into a single Building Group reporting unit.

Comment:

2.
We note your response to our prior comment two.  Please provide us with a more specific and comprehensive discussion regarding how you have assessed the control premium in comparing the difference between your market capitalization and book value.  In addition, please further explain how you have considered the duration and severity of your decline in market capitalization.

Response:

The Company’s 2009 annual impairment analysis determined the fair value of the Company and each of its reporting units, utilizing third party specialists, based on a weighting of income-based and market-based valuation approaches.  The implied control premium was calculated to be 77%, determined based on the fair value and the market capitalization at the date of our fair value assessment.  We considered the following factors in determining that the implied control premium was reasonable and that there was no impairment as of the date of our analysis:

•
Market control premium:  In order to assess whether the implied control premium is in line with the market, we utilize a third party specialist to assist in determining the market control premium.  During 2009, we noted that the average control premium paid in transactions of companies in the construction industry was 48.4% and the median control premium was 35.7%.  The range of control premiums paid, excluding the highest and lowest, were between 16.8% and 89.6%.

•
Impact of low public float and limited trading activity:  A significant portion of our stock, approximately 43% as of the date of our 2009 annual impairment test, is owned by the Company’s Chairman and CEO.  As a result, the public float of our stock, calculated as the percentage of shares of common stock freely traded by public investors divided by the Company’s total shares outstanding, is significantly lower than our publically traded peers.  Currently, our public float is approximately 51% compared to a range between 88% and 100% for other publically traded companies comparable to Tutor Perini.  As a result, investors in Tutor Perini stock are faced with a lower supply of stock available to be traded, thereby limiting the trading volume and liquidity of our stock as compared to our peers.

We believe the circumstances surrounding our stock, described above, lead to an inherent marketability discount impacting our stock price.  We estimate the impact of our low public float and limited trading activity to be a discount on our stock price ranging between 8% and 21%, based on third party market based studies of less liquid investments and the volume of less liquid shares outstanding.  For purposes of our sensitivity analysis, summarized below, we used the midpoint of this range.

•
Third party analyst target price estimates:  Given the continued volatility in the market for corporate securities, including Tutor Perini stock, we also consider the implied control premium calculated based on an average of stock price estimates by third party analysts who follow our company.  During Q4 2010 the Company’s stock price fluctuated between $16.50 per share and $22.12 per share.  As of the date of our 2009 annual impairment analysis, the stock price was $20.49 per share and the average analyst price estimate for Tutor Perini stock was $23.00.

•
Sensitivity analysis:  Taking the forgoing items into consideration, we performed a sensitivity analysis to determine the minimum control premium required to recover the book value of the Company at the testing date.  In each scenario we noted that the implied control premium fell within the range of market control premiums summarized above.  We further noted the minimum control premium required to be well below the average control premium paid in transactions of companies in the construction industry during 2009.  See summary of our analysis below (in thousands):

	Scenario A	Scenario B	Scenario C
Book value	1,250,500	1,250,500	1,250,500
Fair value	1,760,000	1,760,000	1,760,000
Market capitalization	994,400	1,138,588	1,278,064
Implied control premium	77%	55%	38%
Minimum control premium required	26%	10%	-2%

Scenario A:	Market capitalization calculated based on the closing share price on the testing date.
Scenario B:	Market capitalization adjusted to eliminate the impact of a discount for low float and limited trading volume, estimated to be 14.5% at the testing date.
Scenario C:
Market capitalization calculated based on the average analyst stock price estimate, adjusted to eliminate the discount for low float and limited trading volume, estimated to be 14.5% at the testing date.

Subsequent to the 2009 annual impairment analysis testing date, we have observed significant fluctuations in our market capitalization.  Temporary declines in our market capitalization have been followed by a recovery within a relatively short period of time (typically less than three months).  The chart below summarizes the fluctuations in our market capitalization calculated (a) at the end of each quarter subsequent to the 2009 annual impairment testing date, (b) based on the average share price during each period and (c) based on the average third party analyst stock price estimate at the end of each period.

	Market Capitalization
	Qtr End	% Var	Qtr Average	% Var	Analyst	% Var
Q4 2009	877,585	-12%	902,509	-9%	1,189,205	20%
Q1 2010	1,066,795	7%	995,146	0%	1,196,772	20%
Q2 2010	800,857	-19%	1,029,280	4%	1,255,226	26%

% Var: Represents the % change from the market capitalization on the date of our 2009 annual impairment test.

During the period summarized above, we noted the magnitude and duration of fluctuation in our market capitalization to be generally representative of fluctuations in the broader equity markets.  We further noted that the average market capitalization during Q1 and Q2 2010 approximated or exceeded the market capitalization as of the date of our 2009 annual impairment analysis.  Moreover, analyst estimates of our stock price have increased each quarter since our 2009 impairment analysis.   In conjunction with our quarterly impairment indicator assessment, we compared actual operating results to the forecasted results used in our 2009 annual impairment analysis.  Through Q2 2010, actual revenues approximated forecasted revenues and actual pre-tax earnings exceeded forecasted pre-tax earnings.  Based on these facts, we concluded that the fluctuation in market capitalization during the quarters following our 2009 annual impairment analysis did not constitute an impairment indicator.

Comment:

3.
We note your response to your prior comments three and four.  Please provide us with a more specific and comprehensive discussion regarding how you concluded that the fair value of each of your reporting units exceeded the carrying value.  In this regard, we note that the revenues and backlog in your Building segment have decreased substantially.  At December 31, 2008, you disclosed that the backlog in the Building segment was $5.7 billion while you disclosed that it was $3.0 billion at June 30, 2010.  While we understand that part of the decrease is driven by certain projects as well as a focus on opportunities in the Civil segment, please discuss further how you determined that the projected future cash flows of your Building segment support the current value.  In addition, while we note you have identified more opportunities in your Civil segment, please discuss further how you have concluded that the future cash flows from this segment support the current value.  It appears that some of the projects driven by stimulus funding may only have a short term impact.

Response:

The Company’s 2009 annual impairment analysis determined the fair value of the Company and each of its reporting units, utilizing third party specialists, based on a weighting of income-based and market-based valuation approaches.  The results of this analysis yielded a fair value substantially in excess of the carrying value of each of our reporting units.  On a quarterly basis we update our forecast based on current market information, as part of our budgeting process.  At that time we evaluate whether our current forecast of revenues and pre-tax profits are in line with the forecast used in our annual impairment assessment.  We also consider whether there are any changes in trends or any other material assumptions used in our annual impairment valuation.  In conjunction with this quarterly evaluation during 2010, we have concluded that the fair value of each of our reporting units continues to approximate the fair value calculated at the date of our 2009 annual impairment assessment, and exceeds the carrying value of each reporting unit.  The following paragraphs summarize our valuation methodology, including our development of the key valuation assumptions, and additional factors considered in our conclusion that the fair value of each reporting unit exceeds its carrying value.

Income-based valuation – We calculate the fair value of each reporting unit using a discounted cash flow analysis.  Key valuation assumptions utilized include the following:
•
Estimate future cash flows – We estimate future cash flows by reporting unit for a period of three years.  These estimates are developed based on our forecast of (a) the completion of existing backlog, (b) the revenue stream for pending awards and (c) the revenue stream for new work.  New work revenue estimates are derived based on our evaluation of a list of specifically identified prospective projects that have been pre-identified as opportunities within our target market that we plan to pursue.  In our forecast of new work revenue we consider our probability of success in winning new work based on our relationship with the project owner, the strength of our qualifications and our historical rate of success in winning similar new work opportunities.

•
Estimate the residual value – We estimate the residual value associated with cash flows beyond a discrete forecast period after normalizing revenues to reflect long term projections and to eliminate the effect of business cycles during the discrete forecast period.  In this regard, revenues and related cash flow in the year following our discrete forecast, capitalized into value using a long term growth rate, may be less than the revenues and cash flows forecast for the prior year.  The capitalization rate utilized to calculate the residual value is determined based on our consideration of long term market factors, such as projected demand, available funding, and our historical long-term growth rates for the reporting unit.

•
Discount future cash flows to the present value – The discount rate used to calculate the present value of future cash flows is a risk adjusted rate that approximates the Company’s weighted average cost of capital.

Market-based valuation – In addition to the income-based valuation, we also calculate the fair value of each reporting unit using a market approach based on an analysis of market multiples for companies engaged in similar businesses.  After identifying and selecting the comparable publically traded companies, their business and financial profiles are analyzed for similarities and differences to the Company.  Based on this assessment, adjustments are made and the market multiples are calculated for utilization in our valuation.  A market based control premium, determined to be 30% in our 2009 annual impairment analysis, is then applied to determine the fair value of a marketable and controlling interest in the business.

As indicated above, the fair value of the Company and each of its reporting units in our 2009 annual impairment analysis was based on consideration of income-based and market-based valuation approaches.  Prior to determining that the fair value exceeds the carrying value for each reporting unit, we considered the following additional factors:
•	Congruence of fair value between valuation methods – We compared the fair value of the Company calculated under each valuation methodology, noting the fair value calculated under the income-based method to be within +/-5% of the fair value calculated under the market-based method.
•
Stress test based on valuation method:  We compared the carrying value of each reporting unit to the lower of the two fair value calculations, noting that in each case the fair value substantially exceeded the carrying value.

•
Stress test of the income-based valuation method:  We reduced our estimate of future cash flows for each reporting unit by 20%, noting that in each case the resulting income-based value still exceeded the carrying value by a significant amount.  Furthermore, we calculated the percentage of estimated future cash flows required to support the book value of each reporting unit at the testing date to be 65% for the Building Group, 71% for the Civil Group and 44% for the Management Services Group.

Building segment considerations – In late September 2008 the financial markets collapsed, which sparked a deep downturn in global economic conditions generally that ultimately had a significant impact on the Company’s new work prospects in the Building segment.  We determined that these events were an impairment indicator at that time, which triggered an impairment evaluation and ultimately a goodwill impairment charge of $166.9 million in Q4 2008.

•
Anticipated decline in Building segment revenues:  The forecast utilized in our Q4 2008 impairment analysis projected a decrease in Building segment revenues of approximately 34% between 2009 and 2010 due to the projected completion of certain large hospitality and gaming projects in 2009 and an anticipated slower pace of new work procurement in the Building segment.  In the forecast utilized for our 2009 annual impairment analysis, we projected a similar decrease in Building segment revenues between 2009 and 2010 of approximately 35%.  Through Q2 2010, actual revenues and pre-tax earnings for the Building segment approximated revenues and pre-tax earnings forecasted in our 2009 annual impairment analysis (within 3%).

•
Anticipated decline in Building segment backlog:  In light of the global economic challenges facing our hospitality and gaming clients, our 2008 and 2009 annual impairment analysis anticipated a significant decline in the level of Building segment backlog.  At December 31, 2008 our Building segment backlog was $5.7 billion.  Approximately $2.5 billion of the backlog at that time related to large hospitality and gaming work in Las Vegas which we anticipated would be substantially complete by the end of 2009.  We specifically excluded hospitality and gaming projects of similar size and scale from our forecast of new work in cash flows at each of these testing dates.  Since the completion of this large hospitality and gaming work in Q4 2009, the level of our Building segment backlog has stabilized, as anticipated, at approximately $3 billion ($3.13 billion at December 31, 2009 and $3.05 billion at June 30, 2010).

Civil segment considerations – Prior to our 2009 reorganization and increase in emphasis on Civil segment operations, we noted a significant volume of infrastructure related work on the horizon.  Annual revenues generated by the U.S. Civil Construction industry exceed $200 billion and the demand for public works construction is anticipated to be strong for the foreseeable future due to the substantial need for the repair and replacement of aging vital infrastructure.  It is estimated that over $2.2 trillion of improvements are needed over the next five years in order to bring the nation’s infrastructure into a state of good repair.  Many of the key drivers for civil infrastructure spending, such as population growth and urbanization, are long-term trends.  In addition, Civil infrastructure spending has strong political support because of the powerful job creation capability and the high return on investment to gross domestic product over the life of the asset.  Based on our market analysis, we have assessed the civil infrastructure opportunity to be long-term in nature and, while positively impacted by recent stimulus spending, we believe the tremendous need for infrastructure improvements and repair in the United States will continue to drive growth in this sector for years to come.

Based on the results of our valuation, stress tests performed, assessment of actual results versus our forecast on a quarterly basis and other market considerations, we have concluded that the fair value of each reporting unit exceeded the carrying value at December 31, 2009, March 31, 2010 and June 30, 2010.

Please feel free to contact me at 818-362-8391 if you have any questions.

Sincerely,

                                                                                                                /s/ Ken Burk
Ken Burk
Executive Vice President and
Chief Financial Officer